Exhibit 99.1

Coherus Announces Agreement to Divest UDENYCA® Franchise for up to $558 million to Intas Pharmaceuticals Ltd.

- Coherus to focus exclusively on innovative immuno-oncology programs that include LOQTORZI®, an FDA approved, next-generation programmed cell death protein 1 (PD-1) inhibitor –

- Proceeds to fund development of key combination programs, with LOQTORZI including casdozokitug, a first-in-class, clinical-stage interleukin-27 (IL-27) antagonist, and CHS-114, a highly selective chemokine receptor 8 (CCR8) antibody

- Post-closing proceeds to repay the entirety of the company’s $230 million convertible notes due April 2026 -

- Coherus management to host investor conference call today, Tuesday, December 3, 2024, at 8:00 a.m. Eastern Time -

REDWOOD CITY, Calif., December 3, 2024 -- Coherus BioSciences, Inc. (Coherus or the Company, NASDAQ: CHRS,) today announced that it has entered into an asset purchase agreement (the Agreement) dated December 2, 2024, with Intas Pharmaceuticals Ltd. (Intas) for the divestiture of the UDENYCA (pegfilgrastim-cbqv) franchise for up to $558.4 million. This includes an upfront payment of $483.4 million, to be adjusted for inventory at close, and $75.0 million in potential net sales milestone payments. Coherus plans to use a portion of the transaction proceeds to fully repay, the entirety of the Company’s $230.0 million in existing convertible notes due April 2026 and $49.1 million to buy-out certain royalty obligations related to UDENYCA.

“The proposed divestiture of UDENYCA represents the successful execution of our strategy to focus R&D and commercial resources on Coherus’ innovative immuno-oncology portfolio and to strengthen our financial position,” said Denny Lanfear, Coherus Chairman and Chief Executive Officer.

“We have created significant value with our UDENYCA franchise, and this proposed transaction allows us to monetize that value in order to maximize the opportunity ahead for LOQTORZI (toripalimab-tpzi), a novel PD-1 inhibitor with growing sales, and the only FDA-approved treatment for nasopharyngeal carcinoma (NPC), allowing us to accelerate and advance the development of our I-O pipeline in combination with LOQTORZI.”

“In addition, by paying off our convertible notes in their entirety, we will significantly improve our capital structure and align our operational footprint with our strategic focus. As we enter this new phase of growth, we are well positioned to drive significant value for both patients and shareholders as we advance our mission to extend cancer patient survival.”

Terms of the Agreement

Under the terms of the Agreement filed as an exhibit to Coherus’ Current Report on Form 8-K today, Coherus will receive an upfront cash payment of $483.4 million, subject to closing adjustments for final inventory valuation, plus two net sales milestone payments totaling $75.0 million. In exchange, Intas will receive identified assets related to the UDENYCA franchise, including the UDENYCA pre-filled syringe, the UDENYCA autoinjector, and UDENYCA ONBODY™ and will assume identified liabilities. Accord BioPharma, Inc., the U.S. specialty division of Intas Pharmaceuticals, Ltd., focused on the development of oncology, immunology, and critical care therapies, plans to assume full responsibility for the UDENYCA franchise in the U.S. following the Agreement closing.

The Coherus Board of Directors unanimously recommends that Coherus shareholders vote in favor of the proposed UDENYCA divestiture described by the Agreement. A Coherus proxy statement relating to the proposed transaction will be filed with the Securities and Exchange Commission (the SEC) and mailed to Coherus shareholders when available.

The closing of the proposed transactions contemplated by the Agreement is subject to customary closing conditions, including approval by Coherus shareholders, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, any required approval by the Committee on Foreign Investment in the United States (CFIUS) as well as certain other conditions. The proposed transaction is expected to close by the end of Q1 2025.

Financial Considerations of the Divestiture

Importantly, upon close of the proposed transaction, the Company expects to use tax attributes, which were previously not deemed realizable, to offset substantially all of the U.S. federal income taxes related to the divestiture.

–	Following close of the proposed transaction, Coherus plans to initiate a process to fully repay the Company’s outstanding $230.0 million in aggregate principal amount of 1.5% Convertible Senior Subordinated Notes due 2026.

–	At closing Coherus will pay $49.1 million to buy out the right to receive royalties on net sales of UDENYCA in accordance with the Revenue Participation Right and Sale Agreement with Coduet Royalty Holdings, LLC that commenced May 8, 2024.

The Company expects to realize substantial cost savings on a going forward basis by:

–	Paying off certain financial liabilities resulting in expected annual financing cash savings exceeding $10.0 million, with the remaining $38.7 million in secured debt (maturing May 2029) costing approximately $5 million to service annually;

–	Transferring certain full-time employees to Intas to support UDENYCA; and

–	Eliminating UDENYCA-related overhead and commercial expenses.

The Company plans to provide an updated Q4 2024 sales projection and Q1 2025 cash projection in early January 2025. However, current post-close cash runway projections exceed two years, past key data readouts expected in 2026.

Focus on Immuno-Oncology Portfolio and Key Upcoming Milestones

Coherus intends to strengthen and sharpen its focus on the advancement of its innovative, next-generation, immuno-oncology portfolio in combination with LOQTORZI.

LOQTORZI is a next-generation, differentiated PD-1 marketed in the U.S. in two indications. Coherus plans to maximize the value of this product by:

-	Continuing to build launch momentum as the first and only FDA-approved treatment for recurrent, locally advanced or metastatic NPC;

-	Developing new indications by combining LOQTORZI with internal pipeline assets to advance two drug candidates; and

-	Entering into capital-efficient external partnerships for additional label expansions. Additional partnerships evaluating LOQTORZI with novel promising cancer agents are planned for 2025.

Casdozokitug is a first-in-class, clinical-stage IL-27 antagonist, with demonstrated monotherapy activity in treatment-refractory non-small cell lung cancer (NSCLC) and clear cell renal cell carcinoma (ccRCC) and combination activity in hepatocellular carcinoma (HCC). The Company plans to:

-	Initiate a Phase 2 randomized trial of casdozokitug/toripalimab/bevacizumab in first-line (1L) HCC in Q4 2024;

-	Announce final data from its Phase 2 trial of casdozokitug/atezolizumab/bevacizumab in 1L HCC in Q1 2025; and

-	Report data from its Phase 1 study of casdozokitug/toripalimab in second to fourth line (2-4L) NSCLC in 1H 2025.

CHS-114 is a highly selective cytolytic CCR8 antibody that specifically binds and preferentially depletes CCR8+ tumor regulatory T cells (Tregs) with no off-target binding. Phase 1 dose escalation is complete, establishing safety and proof of mechanism. Coherus plans to:

-	Report Phase 1 monotherapy biopsy data as well as CHS-114/toripalimab combination safety data in head and neck squamous cell carcinoma (HNSCC) in 1H 2025;

-	Initiate a Phase 1b CHS-114/toripalimab combination dose optimization study in 2L head and neck squamous cell carcinoma (HNSCC) in Q1 2025 with a first data readout expected in Q2 2026; and

-	Initiate a Phase 1b CHS-114/toripalimab combination dose optimization study in 2L gastric cancer in Q1 2025 with a first data readout expected in Q2 2026.

Advisors

J.P. Morgan Securities LLC is acting as Coherus’ financial advisor and Latham & Watkins LLP as legal counsel to Coherus.

Conference Call Information

When: Tuesday, December 3, 2024, starting at 8:00 a.m. Eastern Time

To access the conference call, please pre-register through the following link to receive dial-in information and a personal PIN to access the live call: https://register.vevent.com/register/BId14c70118ce44561902dd39c791136fa

Please dial in 15 minutes early to ensure a timely connection to the call.

Webcast Link: https://edge.media-server.com/mmc/p/ypqpachc

A replay of the webcast will be archived on the “Investors” section of the Coherus website at http://investors.coherus.com

About Coherus BioSciences

Coherus is a commercial-stage biopharmaceutical company focused on the research, development and commercialization of innovative immunotherapies to treat cancer. Coherus is developing an innovative immuno-oncology pipeline that is expected to be synergistic with its proven commercial capabilities in oncology.

Coherus’ immuno-oncology pipeline includes multiple antibody immunotherapy candidates focused on enhancing the innate and adaptive immune responses to enable a robust antitumor immunologic response and enhance outcomes for patients with cancer. Casdozokitug is a novel IL-27 antagonistic antibody currently being evaluated in two ongoing clinical studies: a Phase 1/2 study in advanced solid tumors and a Phase 2 study in hepatocellular carcinoma. CHS-114 is a highly selective, competitively positioned, cytolytic anti-CCR8 antibody currently in a Phase 1 study in patients with advanced solid tumors, including HNSCC. CHS-1000 is a novel humanized Fc-modified IgG1 monoclonal antibody specifically targeting ILT4 (LILRB2). An IND for CHS-1000 was allowed to proceed by the FDA in the second quarter of 2024 and proceeding to the first-in-human clinical study is subject to further evaluation in our portfolio prioritization process.

Coherus markets LOQTORZI® (toripalimab-tpzi), a novel next-generation PD-1 inhibitor, and UDENYCA® (pegfilgrastim-cbqv), a biosimilar of Neulasta.

Neulasta® is a registered trademark of Amgen, Inc.

Forward-Looking Statements

The statements in this press release include express or implied forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about the proposed transaction between the Company and Intas that involve risks and uncertainties relating to future events and the future performance the Company and the UDENYCA business. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “likely,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the Agreement and related matters, including, but not limited to, the ability to satisfy the closing conditions to consummate the proposed transaction at all or in the estimated time; prospective performance and opportunities with respect to the Company or the UDENYCA business; post-closing operations and the outlook for the Company or the UDENYCA business; the Company’s targets, plans, objectives or goals for future operations, including those related to the UDENYCA business, product candidates, research and development, and product candidate approvals; future receipt of sales milestone payments from the proposed transaction; projections of or targets for cost savings related to transfers of employees and reductions in indebtedness; projections of the amount of time that the Company’s will be able to operate using its cash balance and proceeds from the proposed transaction; statements about the potential uses of proceeds from the transaction and the assumptions underlying or relating to such statements.

These forward-looking statements are based on the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, assumptions and changes in circumstances, many of which are beyond the control of the Company. A number of important factors, including those described in this press release, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to the Company’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; uncertainties of receipt of sales milestone payments in the future; the occurrence of any event, change or other circumstance that may give rise to a right of one or both of Intas and the Company to terminate the Agreement; the possibility that the proposed transaction may not be completed in the time frame expected by the Company or at all, including due to the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the risk that the proposed transaction disrupts the Company’s current plans and operations or diverts the attention of the Company’s management or employees from ongoing business operations; the risk that the Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with the Company’s employees, suppliers, business or collaboration partners or governmental entities, or other third parties as a result of the proposed transaction; the ability to retain and hire key personnel; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of the Company’s common stock and/or the Company’s operating or financial results; uncertainties as to the long-term value of the Company’s common stock; and the nature, cost and outcome of any litigation and other legal proceedings involving the transaction, the Company or its directors, including any legal proceedings related to the proposed transaction.

While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the transaction described above will in fact be consummated in the manner described or at all. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements see the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the SEC on November 6, 2024, as updated by the Company’s subsequent periodic reports filed with the SEC and, when available, the proxy statement of the Company relating to the proposed transaction. Any forward-looking statements speak only as of the date of this press release and are made based on the current good faith beliefs and judgments of the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by the Company. Unless required by law, the Company is not under any duty and undertakes no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company expects to file with the SEC a proxy statement on Schedule 14A, and it may also file other documents regarding the proposed transaction with the SEC. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the proxy statement and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.coherus.com/sec-filings or by contacting the Company’s Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for its 2024 Annual General Meeting, which was filed with the SEC on April 15, 2024 and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests in the proposed transaction, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.

Coherus BioSciences Contact Information:

For investors:
Jodi Sievers
VP, Investor Relations & Corporate Communications
IR@coherus.com

For media:

Argot Partners

(212) 600-1902

coherus@argotpartners.com